Exhibit 97

CLAWBACK POLICY

(the “Policy”)

OVERVIEW

The Board of Directors (“Board”) of Orla Mining Ltd. (the “Company”) has adopted this Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and its subsidiary entities (“Subsidiaries”) and to ensure that incentive-based compensation (“Incentive-Based Compensation”) paid by the Company to Executive Officers (as defined below) is based upon accurate financial data and that erroneously awarded Incentive Based Compensation is recovered by the Company. This Policy is adopted pursuant to applicable rules, including the rules of the New York Stock Exchange American (the “NYSE American”) set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation (the “NYSE American Rules”) and is designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be interpreted and applied accordingly.

This Policy applies in the event of an accounting restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. A Restatement includes both (a) a correction of an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement); and (b) a correction of an error not material to the previously issued financial statements, but that would result in a material misstatement if the error was left uncorrected in the current period or the error correction was recognized in the current period (often referred to as a “little r” restatement), within the meaning of applicable securities laws, including Rule 10D-1 under the Exchange Act, or securities exchange rules or regulations on which the Company lists securities for trading, including NYSE American Section 811. This Policy does not apply in any situation where a Restatement is not as a result of material non-compliance with financial reporting requirements, such as, but not limited to, due to an out-of-period adjustment or due to a retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

The “executive officers” of the Company whose Incentive-Based Compensation is covered by this Policy are current and former executive officers who are, or were at any time, during an applicable Clawback Period, executive officers as defined in Rule 10D-1(d) of the Exchange Act as determined by the Board and at a minimum including all executive officers identified pursuant to Item 401(b) of Regulation S-K, and specifically including the Company’s Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer (as the principal financial officer), Vice President, Finance and Accounting (as principal accounting officer), any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy-making function for the Company (the “Executive Officers”). Executive officers of Subsidiaries are deemed to be Executive Officers under this Policy if they perform policy making functions for the Company. All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement. Each Executive Officer shall be required to sign and return to the Company the Acknowledgement Form attached hereto as Exhibit A pursuant to which such Covered Executive Officer will agree to be bound by the terms and comply with this Policy.

Incentive-Based Compensation includes any compensation, including cash and equity, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information, including stock price and total shareholder returns (TSR). Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. At the time of the award of Incentive-Based Compensation by the Company to any Executive Officer(s), the Company shall identify in writing to said Executive Officer(s), what, if any, portion of the Incentive Based Compensation awarded to the Executive Officer(s) is based upon the attainment of any financial reporting measure.

Incentive-Based Compensation does not include base annual salary, compensation which is awarded based purely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share rights) or compensation which is awarded solely at the discretion of the Board, nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a production target or certain market share).

TIME PERIOD COVERED BY POLICY

This Policy applies to any Incentive-Based Compensation received by an Executive Officer during any of the three (3) fiscal completed years immediately preceding the date the Company is required to restate its financial results (the “Clawback Period”), meaning the earlier of:

(a)

the date that the Company’s Board (or a Board committee or authorized officer, if Board action is not required) concludes, or reasonably should have concluded, that the Company’s previously issued financial statements contain a material error; or

(b)	the date on which a court, regulator or other similarly authorized body causes the Company to restate its financial information to correct a material error.

For purposes of clause (b) above, the date of the initial court order or other regulatory agency action would be the measurement date for the Clawback Period, but the application of this Policy would occur only after such order is final and non-appealable.

CALCULATION AND RECOVERY OF RECOVERABLE AMOUNT

The recoverable amount under this Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement” (the “Recoverable Amount”) and which is received on or after October 2, 2023 (the “Effective Date”).

Applying this definition, after a Restatement, the Board will recalculate the applicable financial reporting measure and the amount of Incentive-Based Compensation based thereon for the applicable period(s). The Board will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer or former Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Board will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. If the Board cannot determine the Recoverable Amount directly from the information in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement.

For Incentive-Based Compensation based on (or derived from) the Company’s stock price or total shareholder return and is not subject to mathematical recalculation directly from the Restatement, the amount to be recovered as erroneously awarded Incentive-Based Compensation shall be determined by the Board based on a reasonable estimate of the effect of the Restatement on the financial reporting measure upon which the erroneously awarded Incentive-Based Compensation was received. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE American.

The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will promptly recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as determined by the Board as it deems appropriate, in its sole and absolute discretion, to accomplish prompt recovery of the Recoverable Amount, and may include the following:

(i)	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(ii)

if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

(iii)

if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

In addition, given that the Recoverable Amount must be calculated by the Company on a pre-tax basis and also include cash Incentive-Based Awards, the Board will determine, in its sole discretion, the timing and method or methods for recovering erroneously awarded Incentive-Based Compensation hereunder, which may also include, without limitation:

(a)	requiring reimbursement of cash Incentive-Based Compensation previously paid;
(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
(c)

offsetting the recovery amount from any compensation otherwise owed by the Company to the Executive Officer (including, without limitation, any severance otherwise payable by the Company to the Executive Officer);

(d)	making a deduction from the Executive Officer’s salary;
(e)	requiring the Executive Officer to transfer back to the Company any shares such Executive Officer received pursuant to an equity award;
(f)	cancelling, or reducing the number of shares subject to, or the value of, outstanding vested or unvested equity awards; and/or
(g)	taking any other remedial and recovery action, as determined by the Board.

The Board will use commercially reasonable efforts to employ a method for recovery of erroneously awarded Incentive-Based Compensation that does not cause a violation of the payment timing rules of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) or result in the Executive Officer being subject to the interest and additional tax provisions of Code Section 409A(a)(1)(B).

The Board will have no obligation to apply the same method of recoupment to each affected Executive Officer in connection with any Restatement.

The Company is obliged to promptly recover erroneously awarded Incentive-Based Compensation from its Executive Officers, except under the following limited circumstances:

(i)

if the Board determines that it would be impracticable to recover the excess compensation from an Executive Officer because the direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount; or

(ii)

recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of the Company to fail to meet the requirements of Code Section 401(a)(13) or Code Section 411(a) and the regulations thereunder; or

(iii)	if the recovery of the Incentive-Based Compensation would violate the home country laws of the Company.

The Company shall maintain documentation of the determination of its attempts to recover erroneously awarded Incentive Based-Compensation and provide the relevant documentation as and when required by applicable regulatory authorities or securities exchanges including to the NYSE American.

NO ADDITIONAL PAYMENTS

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

NO INDEMNIFICATION

The Company shall not be permitted to insure or to indemnify any Executive Officer against (i) the loss of any erroneously awarded Incentive-Based Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid, or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any erroneously awarded Incentive-Based Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

MANDATORY DISCLOSURES

The Company shall file this Policy as an exhibit to its Annual Report on Form 40-F and, if applicable, disclose information relating to the occurrence of an Restatement in accordance with applicable laws, rules and regulations, including, but not limited to, the Section 811 of the NYSE American Rules and Rule 10D-1 under the Exchange Act.

In the event the Company is required to clawback any erroneously awarded Incentive-Based Compensation from Executive Officers in accordance with the Section 811 of the NYSE American Rules and Rule 10D-1 under the Exchange Act, and the occurrence of such is disclosed by the Company in a public filing required by applicable law, the Company will disclose (i) the aggregate amount recovered, or (ii) if no amount was recovered, the absence of a recoverable amount.

AMENDMENT

This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies. However, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any applicable laws, rules or regulations, including Canadian securities laws, SEC rules or the rules of any securities exchange on which the Company’s securities are listed for trading, including, without limitation, the Toronto Stock Exchange and NYSE American Rules.

GENERAL

The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy, as amended and approved on November 13, 2023, shall apply to all Incentive-Based Compensation that is granted, earned, or vested by Executive Officers on or after the Effective Date. Any Inventive-Based Compensation awards approved, awarded or granted before the Effective Date and on or after August 23, 2018, shall be governed by this Policy as adopted and approved by the Board on August 23, 2018.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its Subsidiaries.

This Policy shall be administered by the Board, or if so designated by the Board, the Human Resources and Compensation Committee, in which cases references herein to the Board shall be deemed to be references to the Human Resources and Compensation Committee. All determinations and decisions made by the Board pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its Subsidiaries and the persons to whom this Policy applies. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules adopted by the Securities and Exchange Commission, the Canadian Securities Administrators and any securities exchange on which the Company’s securities are listed.

OTHER RECOVERY RIGHTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Company pursuant to the terms of any other policy of the Company or any provision in any compensatory plan or arrangement, employment agreement, equity award agreement, or similar plan, agreement or arrangement, and any other legal rights and remedies available to the Company, or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002.

SUCCESSORS

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

CHANGE OF LISTING

In the event that the Company lists its securities on any national securities exchange or national securities association in the United States other than the NYSE American, all references to “NYSE American” in this Policy shall mean each national securities exchange or national securities association upon which the Company has a class of securities then listed.

NOTICE AND ACKNOWLEDGEMENT

The Company will provide notice of this Policy to each Executive Officer and shall solicit from each Executive Officer on an annual basis a signed acknowledgment and agreement to this Policy in substantially the form attached hereto as Exhibit A. In addition, before the Company takes any action to seek recovery of erroneously awarded Incentive-Based Compensation pursuant to this Policy or any other action provided for in this Policy against an Executive Officer, the Company will provide notice of such clawback or other action. Notwithstanding anything to the contrary contained herein, the Company’s failure to provide notice to or receive acknowledgment from an Executive Officer will have no impact on the applicability or enforceability of this Policy against such Executive Officer.

If you have questions about the interpretation of this Policy, please contact the Chief Financial Officer of the Company.

ADOPTED AND APPROVED BY THE BOARD OF DIRECTORS OF ORLA MINING LTD. – AUGUST 23, 2018.

AMENDED AND APPROVED BY THE HUMAN RESOURCES AND COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS OF ORLA MINING LTD. – NOVEMBER 13, 2023 and applies to Incentive-Based Compensation that is granted, earned, or vested by Executive Officers on or after the Effective Date.

EXHIBIT A

ACKNOWLEDGMENT AND AGREEMENT TO THE

CLAWBACK POLICY

I, the undersigned, acknowledge and agree that the Company has provided me with a copy of the Orla Mining Ltd. Clawback Policy (the “Policy”), and that I have had the opportunity to review the Policy. Capitalized terms used but not defined in this Acknowledgement and Agreement to the Policy (this “Acknowledgement”) shall have the meanings assigned to such terms in the Policy.

By signing below, I acknowledge and agree that I accept the provisions of the Policy and will abide by all of the terms of the Policy (as may be amended, restated, supplemented or otherwise modified from time to time) both during and after my employment with the Company, including, without limitation, by forfeiting, promptly repaying to the Company and/or offsetting, on a pre-tax basis, any erroneously awarded Incentive-Based Compensation that I may receive or have received.

I hereby agree to waive the assertion or application of any rights under federal, state, local or foreign law or in contract or equity that would otherwise conflict with or narrow the Company’s authority to interpret, apply and enforce the Policy to its fullest extent, including but not limited to, the Company’s authority to withhold or divert my wages pursuant to the Policy and/or any severance payments that I may be entitled after termination of my employment by the Company.

I further acknowledge and agree that all Incentive-Based Compensation granted, earned or vested on or after October 2, 2023 (the “Effective Date”) will be subject to the provisions of the Policy, and that agreement to the Policy is a condition to the receipt and retention of such compensation. I acknowledge and agree that my acceptance of the Policy is in consideration of Incentive-Based Compensation that is granted, earned or vested on or after the later of the Effective Date or the date of my signature below.

I further acknowledge and agree that notwithstanding any other provisions to the contrary in any of the agreements or arrangements set forth on Schedule A hereto, any Incentive-Based Compensation, including any annual incentive plan cash bonuses paid or payable to me in cash, any incentive equity awards issued under the Company’s Performance Share Unit Plan or any other equity incentive plan, agreement or arrangement with the Company, which is subject to recovery under any law, government rule or regulation, in effect from time to time, including specifically as required to implement Section 10D and Rule 10D-1 of the Exchange Act and any applicable rules or regulations promulgated thereunder and Section 811—Erroneously Awarded Compensation of the NYSE American Listed Company Manual (the “Clawback Rules”), will be subject to such deductions, offset, repayment, forfeiture, cancellation, clawback and recoupment as may be required to be made pursuant to the Policy and as set forth more fully in the Policy.

I acknowledge and agree that all existing agreements or arrangements between the Company and me set forth on Schedule A hereto shall be deemed amended and superseded by, and subject to, the terms and conditions of the Policy and the Clawback Rules from and after the Effective Date thereof. I further acknowledge and agree that notwithstanding any other agreement or arrangement to the contrary, I shall not be entitled to any indemnification or advancement of expenses with respect to the application or enforcement of the Policy and the Clawback Rules or any actions by the Company to enforce Policy and the Clawback Rules through deductions, offset, repayment, forfeiture, cancellation, clawback, recoupment or otherwise.

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